UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                              MORGAN'S FOODS, INC.
                              --------------------
                                (Name of Issuer)


                         Common Stock without par value
                         ------------------------------
                         (Title of Class of Securities)

                                   616900 10 6
                                 --------------
                                 (CUSIP Number)



                                December 31, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)





---------------------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 Pages

CUSIP NO. 616900 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              FCMI FINANCIAL CORPORATION
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                ONTARIO, CANADA
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
NUMBER OF                           -0-
SHARES                            ----------------------------------------------
BENEFICIALLY                 6    SHARED VOTING POWER
OWNED BY                          269,300
EACH REPORT-                      ----------------------------------------------
ING PERSON                   7    SOLE DISPOSITIVE POWER
WITH                                -0-
                                  ----------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  269,300
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  269,300
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                 9.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

CUSIP NO. 616900 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              PAN ATLANTIC BANK AND TRUST LIMITED
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                BARBADOS
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
NUMBER OF                           -0-
SHARES                            ----------------------------------------------
BENEFICIALLY                 6    SHARED VOTING POWER
OWNED BY                          269,300
EACH REPORT-                      ----------------------------------------------
ING PERSON                   7    SOLE DISPOSITIVE POWER
WITH                                -0-
                                  ----------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  269,300
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  269,300
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                 9.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

CUSIP NO. 616900 10 6
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ALBERT D. FRIEDBERG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                CANADA
--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
NUMBER OF                           -0-
SHARES                            ----------------------------------------------
BENEFICIALLY                 6    SHARED VOTING POWER
OWNED BY                          269,300
EACH REPORT-                      ----------------------------------------------
ING PERSON                   7    SOLE DISPOSITIVE POWER
WITH                                -0-
                                  ----------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  269,300
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  269,300
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                 9.9%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Item 1.
            (a)  Name of Issuer:

                        Morgan's Foods, Inc.

            (b)  Address of Issuer's Principal Executive Offices:

                        24200 Chagrin Blvd.
                        Beachwood, Ohio 44122

Item 2.
            (a)  Name of Persons Filing:

                        FCMI Financial Corporation
                        Pan Atlantic Bank and Trust Limited
                        Albert D. Friedberg

            (b)  Address of Principal Business Office or, if none, Residence:

                        The principal business office of each of FCMI Financial
            Corporation and Albert D. Friedberg is located at BCE Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. The principal office of Pan Atlantic Bank and Trust Limited is located at Musson Building, Third Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies

            (c)  Citizenship:

                        FCMI Financial Corporation is an Ontario corporation.
            Pan Atlantic Bank and Trust Limited is organized under the law of Barbados and is registered under the International Financial Services Act 2002 of Barbados. Mr. Friedberg is a citizen of Canada.

            (d)  Title of Class of Securities:

                        Common stock without par value.

            (e)  CUSIP Number:

                        616900 10 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]  Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).
            (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).
            (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).
            (d)  [ ]  Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [ ]  An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);
            (f)  [ ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
            (g)  [ ]  A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
            (h)  [ ]  A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)  Amount beneficially owned:        269,300
            (b)  Percent of class:                 9.9%
            (c)  Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote:      269,300
                    (ii)  Shared power to vote or to direct the vote:        -0-
                    (iii) Sole power to dispose or to direct the
                          disposition of:                                269,300
                    (iv)  Shared power to dispose or to direct the
                          disposition of:                                    -0-

Item 5.  Ownership of Five Percent or Less of a Class.

                                 NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                  SEE EXHIBIT 1

Item 8.  Identification and Classification of Members of the Group.

                                 NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2005                FCMI FINANCIAL CORPORATION


                                        By: /s/ ENRIQUE FENIG
                                            ------------------------------------
                                            Name:  Enrique Fenig
                                            Title: Executive Vice President

Dated:  February 3, 2005                PAN ATLANTIC BANK AND TRUST LIMITED


                                        By: /s/ ROBERT BOURQUE
                                            ------------------------------------
                                            Name:  Robert Bourque
                                            Title: Managing Director


Dated:  February 3, 2005                By: /s/ ALBERT D. FRIEDBERG
                                            ------------------------------------
                                            Albert D. Friedberg

                                    EXHIBIT 1

                              EXPLANATION OF ITEM 7

         This Schedule 13G (Amendment No. 2) is being filed by Mr. Albert D. Friedberg, FCMI Financial Corporation and Pan Atlantic Bank (the "Filing Parties"). The Filing Parties and the Friedberg Mercantile Group Deferred Profit Sharing Plan (the "FMG Plan") filed a Joint Filing Agreement with respect to the Common Stock of the Issuer as Exhibit 2 to their original Schedule 13G filed February 13, 2003. The FMG Plan dissolved in June 2003 and distributed its assets, including its shares of the Issuer, to the registered retirement accounts of the beneficiaries of the FMG Plan. Accordingly, the FMG Plan no longer has beneficial ownership of any securities of the Issuer and is not a party to this Schedule 13G (Amendment No. 2). In addition, each of Mr. Friedberg and Mrs. Nancy Friedberg disposed of their respective shares of the Issuer during 2004, and such shares are no longer included in shares beneficially owned by the Filing Parties, as reported herein.

         All of the shares reported as beneficially owned in this Schedule 13G (Amendment No. 2) are owned directly by Pan Atlantic Bank and Trust Limited. Pan Atlantic Bank and Trust Limited is a wholly owned subsidiary of FCMI Financial Corporation. All of the shares of FCMI Financial Corporation are owned by Albert
D. Friedberg, members of his family and trusts for the benefit of members of his family. Mr. Friedberg possesses voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls 100% of the outstanding shares of FCMI. By virtue of his control of FCMI Financial Corporation, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, Pan Atlantic Bank and Trust Limited.

         Information in this Schedule 13G (Amendment No. 2) regarding the Filing Parties' beneficial ownership of the Issuer's Common Stock is provided as of February 3, 2005.